Exhibit 99.1

Maxar Technologies Announces Recent Insider Purchases

WESTMINSTER, CO, Nov. 12, 2018 /CNW/ - Maxar Technologies (NYSE:MAXR) (TSX:MAXR) ("Maxar" or the "Company"), a global technology innovator powering the new space economy, announced that its Officers and Directors purchased an aggregate of 155,272 common shares of Maxar stock between August 3, 2018, and November 9, 2018, on the TSX and NYSE. Filings were made on the System for Electronic Disclosure by Insiders (SEDI) and are summarized below. The purchases were made for investment purposes.

Insider	Position	Date of Purchase(s)	Shares Purchased
Howard L. Lance	President, Chief Executive Officer and Director	Aug 2018; Nov 2018	81,325
Biggs Porter	EVP and Chief Financial Officer	Nov 2018	15,000
Robert L. Phillips	Director	Nov 2018	2,000
Howell Estes	Director	Aug 2018; Nov 2018	3,850
Roger Mason	Director	Nov 2018	1,000
Nick Cyprus	Director	Nov 2018	1,500
Bob Kehler	Director	Nov 2018	1,100
Lori Garver	Director	Nov 2018	2,000
Brian Kenning	Director	Nov 2018	2,000
Dennis Chookaszian	Director	Nov 2018	20,000
Joanne Isham	Director	Nov 2018	1,000
Michelle Kley	SVP and General Counsel	Nov 2018	1,800
Walter Scott	EVP and Chief Technology Officer	Aug 2018; Nov 2018	10,980
Bruce Stephenson	SVP and Chief Strategy Officer	Aug 2018	5,000
Dario Zamarian	President, SSL	Nov 2018	5,717
Tony Frazier	President, Radiant Solutions	Nov 2018	1,000

Other members of senior management who are not SEDI filers also purchased an aggregate of 30,200 shares during the same time period.

About Maxar Technologies
As a global leader of advanced space technology solutions, Maxar Technologies (formerly MacDonald, Dettwiler and Associates) is at the nexus of the new space economy, developing and sustaining the infrastructure and delivering the information, services, systems that unlock the promise of space for commercial and government markets. As a trusted partner, Maxar Technologies provides vertically integrated capabilities and expertise including satellites, Earth imagery, robotics, geospatial data and analytics to help customers anticipate and address their most complex mission-critical challenges with confidence. With more than 6,500 employees in over 30 global locations, the Maxar Technologies portfolio of commercial space brands includes MDA, SSL, DigitalGlobe and Radiant Solutions. Every day, billions of people rely on Maxar to communicate, share information and data, and deliver insights that Build a Better World. Maxar trades on the Toronto Stock Exchange and New York Stock Exchange as MAXR. For more information, visit www.maxar.com.

Forward-Looking Statements
"Certain statements and other information included in this release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements") under applicable securities laws. Statements including words such as "may", "will", "could", "should", "would", "plan", "potential", "intend", "anticipate", "believe", "estimate" or "expect" and other words, terms and phrases of similar meaning are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties, as well as other statements referring to or including forward-looking information included in this release.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results to differ materially from the anticipated results or expectations expressed in this release. As a result, although management of the Company believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because the Company can give no assurance that they will prove to be correct. The risks that could cause actual results to differ materially from current expectations include, but are not limited to, the risk factors and other disclosures about the Company and its business included in the Company's continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities, which are available online under the Company's SEDAR profile at www.sedar.com, under the Company's EDGAR profile at www.sec.gov or on the Company's website at www.maxar.com.

The forward-looking statements contained in this release are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this presentation or other specified date and speak only as of such date. The Company disclaims any intention or obligation to update or revise any forward-looking statements in this release as a result of new information or future events, except as may be required under applicable securities legislation."

Investor Relations Contact:
Jason Gursky
Maxar VP Investor Relations
1-303-684-2207
jason.gursky@maxar.com

Media Contact:
Turner Brinton
Maxar Media Relations
1-303-684-4545
turner.brinton@maxar.com

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SOURCE Maxar Technologies Ltd.

View original content: http://www.newswire.ca/en/releases/archive/November2018/12/c6172.html

%CIK: 0001121142

CO: Maxar Technologies Ltd.

CNW 06:00e 12-NOV-18